EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

November 20, 2024

Delaware Group Income Funds

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re:  Expense Limitations

To Whom it May Concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Delaware Group Income Funds set forth below (individually, a “Fund” and collectively, the “Funds”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which a Fund’s total annual fund operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from November 29, 2024 through November 28, 2025. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Funds’ Board of Trustees and the Manager.

Fund	Class A, Class C, Class R and Institutional Class Expense Cap	Class R6 Expense Cap
Delaware Corporate Bond Fund	0.54%	0.45%
Delaware Extended Duration Fund	0.56%	0.46%
Delaware Floating Rate Fund	0.68%	0.60%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of

Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
	Name:	Richard Salus
	Title:	Senior Vice President